Result of General Meeting of Shareholders

26 June 2018, London - Verona Pharma plc (AIM: VRP.L), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases, announces that all resolutions proposed at the General Meeting held today were duly passed on a poll, the results of which are set out below.

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Votes total
1. Authority to allot shares	86,113,803	94.70%	4,820,196	5.30%	90,933,999
2. Disapplication of pre-emption rights	86,117,638	94.66%	4,860,361	5.34%	90,977,999

- End -

About Verona Pharma plc

Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. In clinical trials, treatment with RPL554 has shown clinically meaningful and statistically significant improvements in lung function and clinical symptoms as compared to placebo, and has shown statistically significant improvements in lung function when administered in addition to frequently used short- and long-acting bronchodilators as compared to such bronchodilators administered as a single agent. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (COPD), cystic fibrosis (CF), and potentially asthma.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com
Stifel Nicolaus Europe Limited (Nominated Adviser and UK Broker)	Tel: +44 (0) 20 7710 7600
Stewart Wallace / Jonathan Senior / Ben Maddison